SECURITIES [AND EXCHANGE COMMISSION]
Wa[shington, D.C.]

15026592

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response.... 12.00

SEC Mail Processing Section
RECEIVED
MAY 18 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/14** (MM/DD/YY) AND ENDING **03/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Directions, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8038 Anne Court
(No. and Street)

Orland Park (City) **Illinois** (State) **60462** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald P. Mikitka **(708) 403-1010**
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Linda C. Rapacz CPA, P.C.
(Name - *if individual, state last, first middle name*)

13844 South Maple Avenue (Address) **Orland Park** (City) **Illinois** (State) **60462-1628** (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Acountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

ty 5/19

ty 5/19

OATH OR AFFIRMATION

I, Gerald P. Mikitka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Directions, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

OFFICIAL SEAL
JANICE V. MCNEELA
Notary Public - State of Illinois
My Commission Expires 8/08/2018

This report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUTING FIRM
PURSUANT TO RULE 17a-5 (e)(3)
MARCH 31, 2015

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428
LRapacz@msn.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Capital Directions, Inc.

We have audited the accompanying financial statements of Capital Directions, Inc. (an Illinois corporation), which comprise the statement of financial condition as of March 31, 2015, for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Capital Directions, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Capital Directions, Inc. as of March 31, 2015, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Linda C. Rapacz CPA, P.C.

Linda C. Rapacz CPA, P.C.
May 14, 2015

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2015

ASSETS

CURRENT ASSETS		
Cash		$ 8,436
Cash in Money Market Account		15,385
Prepaid Expense		275
Total Current Assets		24,096
TOTAL ASSETS		$ 24,096

LIABILITIES AND SHAREHOLDER'S EQUITY

TOTAL LIABILITIES		$ 0
SHAREHOLDER'S EQUITY		
Capital Stock – Common; $.01 Par Value; 500,000 Shares Authorized; 20,000 Shares Issued and Outstanding	$ 200	
Additional Paid in Capital	19,800	
Retained Earnings	4,096	
Total Shareholder's Equity		24,096
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 24,096

The accompanying notes to the financial statements
are an integral part of this statement.

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2015

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Capital Directions, Inc. (the Company) is an Illinois corporation, which was formed on September 4, 1973. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a brokerage firm, generating commission income, introducing customers to Mutual Funds and Variable Annuities.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

NOTE 2 - SIGINIFICANT ACCOUNTING POLICIES

Income Recognition

The Company's commission income is recognized when earned, in compliance with accounting principles generally accepted in the United States of America.

Income Taxes

The Company is subject to federal and Illinois state income taxes. There are currently no operating losses being carried forward and no current income taxes due. The last three tax years remain subject to examination by the Company's major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS – CONTINUED
MARCH 31, 2015

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies office space owned by its president and shareholder. At March 31, 2015 the Company had no outstanding related party obligations.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At March 31, 2015 the Company had net capital and net capital requirements of $23,513 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 5 – RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments were required as of March 31, 2015.

NOTE 6 - CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Company as of March 31, 2015, and has determined that no provision for income tax is required in financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which required the Company to record a liability for an estimated contingent loss if the information available indicates that it is probably that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonable be estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

NOTE 7 - SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events,* management has evaluated subsequent events through May 14, 2015, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.